SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Correction in the Credit Card and Personal Loans' growth percentages on the Total Portfolio graph on the slide 13.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  May 16, 2022

Q1 2022 Earnings Presentation

May 16, 2022



Disclaimer

This presentation speaks at the date hereof, and Nu Holdings Ltd. ("The Company") is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or third-party data included in this presentation has been obtained by the Company from third-party sources; the Company can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements (the "forward-looking statements"). All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 20th, 2021. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.
In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.
References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.

Continued Acceleration of One Of The World's Largest Digital Banking Platforms



Customers (M)
Credit Card
Rewards
Bank Account
Pre-Paid Card
Personal Loans
SME Bank Account
Nu Mexico
Nu Lite
Nu Colombia
Ultraviolet, BNPL, FX Remittances
Acquisition
Secured Credit
Acquisition / Marketplace
NuPay / NuCripto
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6
Q1 Q2 Q3 Q4
2014
2015
2016
2017
2018
2019
2020
2021
2022

Note 1: "BNPL means Buy Now, Pay Later". Source: Nu.

Q1'22 Results

59.6MM
Customers (+61% YoY)

46.5MM
Active customers (+82% YoY)

US$ 15.9Bn
Purchase Volume (+94% FXN YoY)

US$ 12.6Bn
Deposits (+94% FXN YoY)

US$ 8.8Bn
Credit Portfolio (+126% FXN YoY)

US$ 877.2MM
Revenues (+226% FXN YoY)

Powerful, Expanding Ecosystem Across the Five Financial Seasons

Spending. Saving. Investing. Protecting. Borrowing.


Digital Banking Platform for Consumers
58.0 Million
Consumers
Partner Marketplace
Proprietary Solutions
Investments
Insurance
Secured Financing
E-commerce
NuCripto
Credit Cards
NuAccounts
Pre-Paid Cards
nu Ecosystem
NuInvest
Mobile Payments
Personal Loans
NuPay
Digital Banking Platform for SMEs
1.6 Million
SMEs

Our Markets

Brazil | Mexico | Colombia

Notable New Products

NuPay

NuCripto

Note 1: Partnerships available in Brazil.

LatAm is Ripe for Disruption



nu
nu
nu

Mexico
US$ 1.3 Tr GDP
130 MM People
61% Unbanked
75% Without Credit Card
51% Under 30 Years Old

Colombia
US$ 0.3 Tr GDP
51 MM People
47% Unbanked
80% Without Credit Card
47% Under 30 Years Old

Brazil
US$ 1.6 Tr GDP
214 MM People
15% Unbanked
64% Without Credit Card
44% Under 30 years old

Our Markets
~60%
of Latin America GDP & People

Note 1: Population under 30 years-old based on UN World Population Prospects 2019 forecasted for 2021; Note 2: Banking penetration based on the number of individuals who have an account at a bank/financial institution. Note 3: Number of unbanked adults calculated as 2021 being % of population over 15+ years-old. Note 4: Credit card penetration as a % of total adults (age 15+) Note 5. Credit card penetration in BR based on total number of active CCs (134MM) and an average of 2,2 CCs/person, based on benchmarks. Sources: IMF WEO, UN World Population Prospects, Brazilian Central Bank, Report BBVA, Banca de las Oportunidades, Banco de La República de Colombia, ABECS, IBGE, Euromonitor, CBC, ENIF from INEGI...

It's Day 1 in Latin America for Nu

	Brazil	Mexico	Colombia
Total Customers (% of adult population)	33.0%	2.2%	0.5%
Active Customers (% of adult population)	25.9%	1.9%	0.4%
Credit Card (% of total credit card portfolio)	7.0%	1.1%	0.4%
Personal Loans (% of total personal loan portfolio)	3.7%	0.0%	0.0%
Deposits (% of total deposits)	2.1%	0.0%	0.0%
Investments (% of the AUC)	0.7%	0.0%	0.0%
Insurance (% of GWP)	0.1%	0.0%	0.0%
Marketplace (% of GMV)	0.04%	0.0%	0.0%
Payroll Loans (% of total payroll portfolio)	0.0%	0.0%	0.0%
Mortgage (% of total mortgage portfolio)	0.0%	0.0%	0.0%
Vehicle Loans (% of total vehicle portfolio)	0.0%	0.0%	0.0%
SME Loans (% of total SME portfolio)	0.0%	0.0%	0.0%

Note 1: Brazil sources: BCB, Anbima, CNseg, Neotrust, World Bank and Nu. Population numbers as of December 2020, Nu Customer data as of Q1 2022, the remaining all as of December 2021. Note 2: Deposits: demand and time deposits only; AUC: retail and high income only. Note 3: Mexico sources: INEGI, CNBV, World Bank and Nu. Population numbers as of December 2020, Nu Customer data as of Q1 2022, the remaining all as of December 2021 Note 4: Colombia. Sources: DANE, SFC , World Bank and Nu. Population numbers as of December 2020, Nu Customer data as of Q1 2022, the remaining all as of December 2021.

Q1 2022
Results



Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	ARPAC	−	COST TO SERVE	=	nu

Customer Acquisition and Activity Rate Continued their Strong Momentum


Total Customers (MM)
Active Customers (M)
25.5
29.9
35.2
41.1
46.5
Activity Rate (%)
YoY: 61%
Active Customers: 82% YoY
37.1
41.7
48.1
53.9
59.6
69%
72%
73%
76%
78%
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: "Activity rate" is defined as monthly active customers divided by the total number of customers as of a specific date. Source: Nu.

Compounding Effect of More Engagement and Products



Active Customers Using NuAccount as their Primary Banking Account (%)
70%
60%
50%
40%
30%
20%
10%
0%
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
Total: 54%
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61



Number of Products Per Active Customer
4.0
3.0
2.0
1.0
Average: 3.7
1Q17
1Q22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61



Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
US$ month/ customer.
Avg. monthly ARPAC of $6.7/month while some mature cohorts already reach ~$19/month
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Average: US$ 6.7
1Q17
1Q22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61

Note 1: "Primary banking relationship" refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income move in or out of their NuAccount in any given month. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than months. Note 2: "Number of products per active customers" refers to the number of active products an active customer has Note 3: "Monthly ARPAC" is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 4: The averages are calcuated for the entire user base for each metric respectively Source: Nu.

Compounding Effect of Customer Additions and ARPAC Expansion Driving Revenue Growth


ARPAC (US$)
YoY: 63%
FXN
3.5
4.0
4.9
5.6
6.7
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22


Revenues (US$MM)
YoY: 226%
FXN
246.0
335.0
480.9
636.0
877.2
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations Note 2: "Monthly average revenue per active customer" or "Monthly ARPAC" is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 3: In Q1' 22 Nu recognized a gain of US$14M for the Creditas warrants' fair value. Additional details are shown in Notes 16 of Nu Holdings Financial Statements. Source: Nu.

Strong Purchase Volume Growth Despite Seasonality



Purchase Volume (US$Bn)
Credit Card
Prepaid
YoY: 94%
FXN
Credit Card: 71% YoY FXN
Prepaid: 165% YoY FXN
7.5
1.8
5.6
9.9
2.7
7.2
12.1
3.7
8.4
14.4
4.8
9.5
15.9
5.3
10.6
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22



Purchase Volume per Customer
US$ month/ customer.
$350
$300
$250
$200
$150
$100
$50
$0
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61
Average: US$ 94
1Q17
1Q22

Note 1: The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period), divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). Source: Nu.

Robust Growth in Credit Portfolio



Total Portfolio (US$Bn)
Credit Card
Personal Loans
YoY: 126%
FXN
Credit Card: 89% FXN
Personal Loans: 400% FXN
3.3
0.3
3.0
4.7
0.6
4.1
5.3
0.9
4.4
6.6
1.4
5.2
8.8
2.0
6.8
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22



Total Portfolio (%)
9%
91%
13%
87%
17%
83%
21%
79%
23%
77%
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: All amounts are presented gross of provisions Note 2: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Strong Growth in Deposits Franchise



Deposits (US$Bn)
YoY: 94% FXN
5.5
7.5
8.1
9.7
12.6
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Growth Bringing Meaningful Scale Benefits On Cost to Serve



Cost to Serve per Active Customer (US$)
Cost to Serve (US$M)
(58)
(71)
(80)
(98)
(96)
YoY: (30)%
FXN
0.8
0.8
0.8
0.9
0.7
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: "Cost to serve" is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Source: Nu.

Continuous Gross Profit Expansion, Despite Front-Loading Loan Loss Provisions



Gross Profit (US$MM)
Gross Margin
47%
50%
47%
36%
34%
YoY: 131% FXN
115.7
166.4
223.9
226.9
294.1
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Sequential Improvement in Adj. Net Income


Adj. Net Income (US$MM)
Net Income (Loss)
(49)
(15)
(34)
(66)
(45)
(11.9)
16.5
(1.2)
3.2
10.1
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations Source: Nu.

Strong Capital and Liquidity Position to Navigate the Cycle



Capital Position (US$Bn)
As of Q1'22
Capital Requirement
Capital Excess
NuHoldings Cash & Equivalents
~6x
0.6
0.1
0.5
4.0
3.4
0.1
0.5
NuFIN Capital Position
NuFIN Adj. Capital Position



Liquidity Position (US$Bn)
As of Q1'22
LDR
24%
3.1
12.6
Interest Earning Portfolio
Total Deposits

Note 1: It considers the capital requirements for Nu Financeira S.A. ("NuFIN"), our main financial institution, as of Q1 22, according to CMN Resolution No. 4.955/21, as well as our commitment to maintain a 14% of minimum total capital ratio. For the purposes of this analysis, we did not consider the Central Bank of Brazil Circular No. 3.681/13, in effect as of March 31, 2022, and applicable to Nu Pagamentos S.A. ("NuPAG"), our main payment institution. The related capital requirements amounted to US$65M as of Q1 22. Note 2: 'LDR' means Loan-Deposit-Ratio which is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period. Source: Nu.

Q1 2022
Credit Underwriting



Our Actual Risk-adjusted Margins Show Consistently Strong Levels and Rapid Payback

Actual Cumulative Risk-Adjusted Margin
(as % of Revenues minus cost of funding)

Nu Credit Card Cohorts

This chart is not a representation, it contains actual data



100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46

Nu Personal Loan Cohorts

This chart is not a representation, it contains actual data



100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1 3 5 7 9 11 13 15 17 19 21 23 25 27

Note 1: Risk Adjusted Margin = Gross Revenues – (Sales Taxes + Interest Expenses + Rewards Costs + Fraud Losses + Ops Losses + Change in Provisions + Credit Losses) + Credit Recoveries. Note 2: Credit card data based in the average of monthly cohort throughout Q2 2018 to Q1 2022. Note 3: Personal Loans data based in the average of monthly cohort of personal loans throughout Q1 2020 to Q1 2022 exc. Q2 2021 Note 4: The information presented is for Brazil only.
Source: Nu.

Asset Quality Normalization Cycle Has Continued As Expected

Consumer Finance

15-90 NPLs


Historical Q1 15-90 NPL Seasonality
+80 bps
2.5% 3.1% 3.0% 2.6% 2.3% 3.0% 2.6% 2.5% 2.2% 3.5% 2.2% 1.2% 1.3% 2.4% 2.2% 2.3% 2.6% 3.7%
3.4% 2.2% 1.2% 1.2% 2.4% 2.1% 2.1% 2.2% 3.0%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22

Adjusted for seasonality and product mix, 15-90 NPLs have remained unchanged

90+ NPLs


Historical Q1 90+ NPL Seasonality
0 bps
5.0% 4.9% 5.1% 5.3% 4.8% 4.8% 4.8% 4.7% 4.3% 4.8% 6.1% 5.2% 3.6% 2.7% 2.9% 3.4% 3.5% 4.2%
4.3% 4.6% 6.0% 5.1% 3.5% 2.7% 2.8% 3.3% 3.4% 3.7%
4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22

Adjusted for seasonality and product mix, 90+ NPLs have increased by 30 bps, in line with expectations

Note 1: Consumer Finance data includes credit card and personal unsecured loans. Note 2: The information presented is for Brazil only. Note 3: NPL means "non-performing loan;" 15-90 NPL means a non-performing loan where a borrower is between 15 and 90 days past due. 90+ NPL means a non-performing loan where a borrower is more than 90 days past due. Note 4: Seasonality is calculated with Market data as the 2014-2019 difference average for the respective quarter, for illustration: 0.8% for Q4-Q1 represents the 2014-2019 average difference of the 15-90 days NPLs. Note 5: Please refer to slide 32 for more information on seasonality. Source: Brazil's Central Bank, Nu.

Unlike the Rest of the Brazilian Market, Nu is Operating Below pre-Covid Levels of Delinquency



Lagged 15-90 NPLs
Lagged 90+ NPLs
2019
2020
2021
2022
Nu
Market
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Note 1: The data includes only lagged credit card numbers. **Note 2:** The information presented is for Brazil only. **Note 3:** NPL means "non-performing loan;" 15-90 NPL means a non-performing loan where a borrower is between 15 and 90 days past due. 90+ NPL means a non-performing loan where a borrower is more than 90 days past due. **Source:** Nu.

How Expected Credit Loss (ECL) Provisioning Affects the P&L of High-Growth Companies

Illustrative IFRS View


Cumulative Gross Profit Illustration
ECL
x
1
2
3
4
5
6
7
8
9
10
11
12
Time

Illustrative Cash Flow View


Cumulative Gross Profit Illustration
x
1
2
3
4
5
6
7
8
9
10
11
12
Time

Note 1: Excludes loans disbursements and payments Source: Nu.

Growth Drives 80% of Provision Balance Increase



Provision Balance Bridge (FX Neutral, US$MM)
% of delta
80%
20%
684
189
47
921
Provision Balance - Dec 31st
Portfolio Growth
Risk Normalization & Seasonality
Provision Balance - Mar 31st

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. Note 2: Amounts presented in FX neutral. Source: Nu.

Wrapping up...

Why Nu?

A Technology Company Leading the Digital Banking Revolution	One of the Most Loved, Trusted And Innovative Brands
59.6MM Customers	**90+ NPS**

Lowest Cost Provider in a Highly Profitable Sector	Strong Unit Economics Compounding at Scale
~85% lower cost to serve vs. incumbents	**>30x LTV/CAC**

Source: Nu.

Q&A

May 16, 2022





nu Appendix

With 3 Simple Steps, Payments With NuPay are Finalized on Average in 24 Seconds

1	2	3	
Select NuPay at checkout	Select funding source & number of installments	Confirm PIN	Paid



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G&A Expenses Reaping the Benefits of Scale



G&A (US$MM)
G&A – Exc. Share-based compensation
Share-based Compensation
G&A – Exc. Share-based compensation (as % of Revenues)
27%
24%
26%
21%
20%
115.8
48.9
66.9
122.3
42.5
79.8
166.5
43.9
122.6
224.2
90.1
134.1
245.4
77.7
167.7
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22

Note 1: Amounts are presented in US dollars and growth rates in FX Neutral. For additional detail on calculations please refer to the appendix "FX Neutral measures reference 2" Source: Nu.

Evolution of Coverage Ratios

Prudent coverage ratios throughout the cycles



Coverage Ratio Over Total Balance
5.8%
6.2%
6.6%
6.3%
5.4%
5.9%
8.5%
8.4%
7.4%
8.8%
8.5%
7.8%
7.2%
7.5%
7.1%
7.7%
8.4%
9.7%
7.6%
Actual portfolio
Portfolio adjusted to Q4'19 mix
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22



Coverage Ratio Over NPL 90+
111%
122%
125%
114%
110%
120%
178%
180%
174%
184%
140%
151%
204%
274%
247%
230%
239%
229%
205%
1Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22

Note 1: Includes both credit card and personal loans. Note 2: The information presented is for Brazil only Source: Nu.

Delinquency Seasonality in Brazil

Seasonal Factors Derived from Brazil's Central Bank (2014 – 2019)



Credit Card
15-90 days Late
90+ days Late
0.8%
0.0%
0.2%
-0.2%
0.3%
-0.2%
0.4%
-0.4%
Q4-Q1
Q1-Q2
Q2-Q3
Q3-Q4



Personal Loans
15-90 days Late
90+ days Late
0.8%
-0.1%
0.1%
-0.2%
0.3%
-0.1%
0.2%
-0.4%
Q4-Q1
Q1-Q2
Q2-Q3
Q3-Q4

Note 1: Seasonality is calculated with Market data as the 2014-2019 difference average for the respective quarter, for illustration: 0.8% for Q4-Q1 represents the 2014-2019 average difference of the 15-90 days NPLs. Note 2: Brazil Only. Source Nu - based on Brazil's Central Bank data.

Losses Continue To Be Below Historical Average



Losses (NPL 360+) by Booking Yearly Cohort
2018
2019
2020
2021
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49
Months

Note 1: The information presented is for Credit Card and Brazil only. Source: Nu.

Non-IFRS Financial Measures and Reconcilliations

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for expenses and allocated tax effects on share-based compensation in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired;

- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance;

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Non-IFRS Adj. Net Income Reconciliation

	As reported For the three months ended March 31		
	2022	2021	2020
Adjusted Net Income (Loss) (in US$ millions):			
Profit (loss) attributable to shareholders of the parent company	(45.1)	(49.5)	(30.3)
Share-based compensation	77.7	48.9	8.5
Allocated tax effects on share-based compensation	(22.5)	(11.3)	(1.9)
Adjusted Net Income (Loss) for the period	10.1	(11.9)	(23.7)

Non-IFRS Financial Measures and Reconcilliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended March 31, 2021 (R$5.570 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended March 31, 2022 (R$5.068 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended March 31, 2022 and 2021 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of March 31, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.634 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of March 31, 2022 (R$4.742 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on March 31, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial Measures and Reconcilliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).
Equity figures are translated using the FX Rate on the date of each transaction.

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